Exhibit 99.73

American Lithium launches Pre-Feasiblity work at Falchani, with initiation of EIA with SRK

VANCOUVER, BRITISH COLUMBIA, July 11 2022 – American Lithium Corp. (“American Lithium” or the “Company”) (TSX-V:LI | OTCQB:LIACF | Frankfurt:5LA1) is pleased to announce that it has commenced the environmental work required for a pre-feasibility study on the Falchani Lithium project with the initiation of an Environmental Impact Assessment (“EIA”) with SRK Peru (“SRK”). The EIA process will be run in parallel with work to update the Company’s existing PEA on Falchani and the Company believes that both of these steps will position it to fast-track a Pre-Feasibility Study on the Project.

Highlights:

•	The SRK led EIA will provide all environmental work needed to complete a pre-feasibility study on the Falchani Project, including enabling any additional drilling required. Key elements include:

o	EDASI SAC, a Lima headquartered environmental services company, has been contracted to immediately commence detailed hydrological / hydrogeological studies at Falchani, focusing on the upper 150 m below surface to investigate water table parameters;

o	Permits have been submitted to relevant authorities for biological / hydrobiological monitoring studies and required cultural / archeological work for the EIA; and

o	It is anticipated that EIA will also enable any additional drilling required for Pre-Feasibility to occur during Fall, 2022.

•	In the interim, and in parallel with the above EIA work, the Company remains focused on launching planned infill and extension drilling in and around the Falchani Deposit as soon as possible:

o	Company continues to work closely with its communities to keep approvals current as it awaits final regulatory permits for this exploration / development drill program; and

o	Company currently anticipates that infill / extension drilling will commence once the hydrological / hydrogeological studies have been completed over next few weeks .

•	Existing Falchani PEA will be updated by year-end for anticipated resource reclassification / extension following above drilling and to include potential by-product production, as recently reported on.

Simon Clarke, CEO of American Lithium stated, “we are very pleased to be able to commence the next phase of work at Falchani and specifically to formally begin pre-feasibility work with the launch of environmental and hydrological work with SRK and EDASI. At the same time, and subject to final permits, the imminent launch of the hydrological work at Falchani should enable us to segue nicely into our planned infill and extension drilling at Falchani / Tres Hermanas which will drive resource reclassification and expansion in an updated PEA on Falchani.

We believe, the EIA work being undertaken combined with the work we are doing to update the existing PEA on Falchani, will further demonstrate the quality and scale of this high purity lithium deposit and will position the Company to fast-track a Pre-Feasibility Study on Falchani.”

Details of hydrological / hydrogeological work at Falchani

The objective of this study is to establish the presence or absence of surface and subsurface water within the project area and to measure flow rates and flow direction within 150 m of surface. Various techniques will be used during the study, including vertical drilling, water and drill hole geochemical sampling, borehole and ground geophysics and preliminary water flow data acquisition. Once complete, the data, information and interpretation will be reported to ANA (Autoridad Nacional del Agua), the National Water Authority.

Qualified Person

Mr. Ted O’Connor, P.Geo., Executive Vice President of American Lithium, and a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical information contained in this news release.

About American Lithium

American Lithium, a member of the TSX Venture 50, is actively engaged in the acquisition, exploration and development of lithium projects within mining-friendly jurisdictions throughout the Americas. The Company is currently focused on enabling the shift to the new energy paradigm through the continued exploration and development of its strategically located TLC lithium claystone project in the richly mineralized Esmeralda lithium district in Nevada as well as continuing to advance its Falchani lithium and Macusani uranium development projects in southeastern Peru. Both Falchani and Macusani have been through preliminary economic assessments, exhibit strong additional exploration potential and are situated near significant infrastructure.

The TSX Venture 50 is a ranking of the top performers in each of 5 industry sectors in the TSX Venture Exchange over the last year.

For more information, please contact the Company at info@americanlithiumcorp.com or visit our website at www.americanlithiumcorp.com for project update videos and related background information.

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On behalf of the Board of Directors of American Lithium Corp.

“Simon Clarke”

CEO & Director

Tel: 604 428 6128

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary Statement Regarding Forward Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively “forward-looking statements”) within the meaning of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the ability to appeal the judicial ruling, and any other statements regarding the business plans, expectations and objectives of American Lithium. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend", “indicate”, “scheduled”, “target”, “goal”, “potential”, “subject”, “efforts”, “option” and similar words, or the negative connotations thereof, referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management are not, and cannot be, a guarantee of future results or events. Although American Lithium believes that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since American Lithium can provide no assurance that such opinions and expectations will prove to be correct. All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: American Lithium’s ability to achieve its stated goals; risks and uncertainties relating to the COVID-19 pandemic and the extent and manner to which measures taken by governments and their agencies, American Lithium or others to attempt to reduce the spread of COVID-19 could affect American Lithium, which could have a material adverse impact on many aspects of American Lithium’s businesses including but not limited to: the ability to access mineral properties for indeterminate amounts of time, the health of the employees or consultants resulting in delays or diminished capacity, social or political instability in Peru which in turn could impact American Lithium’s ability to maintain the continuity of its business operating requirements, may result in the reduced availability or failures of various local administration and critical infrastructure, reduced demand for the American Lithium’s potential products, availability of materials, global travel restrictions, and the availability of insurance and the associated costs; the judicial appeal process in Peru, and any and all future remedies pursued by American Lithium and its subsidiary Macusani to resolve the title for 32 of its concessions; risks regarding the ongoing Ontario Securities Commission regulatory proceedings; the ongoing ability to work cooperatively with stakeholders, including but not limited to local communities and all levels of government; the potential for delays in exploration or development activities due to the COVID-19 pandemic; the interpretation of drill results, the geology, grade and continuity of mineral deposits; the possibility that any future exploration, development or mining results will not be consistent with our expectations; risks that permits will not be obtained as planned or delays in obtaining permits; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which American Lithium operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally, and due to the COVID-19 pandemic measures taken to reduce the spread of COVID-19, any of which could continue to negatively affect global financial markets, including the trading price of American Lithium’s shares and could negatively affect American Lithium’s ability to raise capital and may also result in additional and unknown risks or liabilities to American Lithium. Other risks and uncertainties related to prospects, properties and business strategy of American Lithium are identified in the “Risks and Uncertainties” section of Plateau’s Management’s Discussion and Analysis filed on January 19, 2021, in the “Risk Factors” section of American Lithium’s Management’s Discussion and Analysis filed on January 29, 2021, and in recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward-looking statements. American Lithium undertakes no obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Cautionary Note Regarding Macusani Concessions Thirty-two of the 151 concessions held by American Lithium’s subsidiary Macusani, are currently subject to Administrative and Judicial processes (together, the “Processes”) in Peru to overturn resolutions issued by INGEMMET and the Mining Council of MINEM in February 2019 and July 2019, respectively, which declared Macusani’s title to 32 of the concessions invalid due to late receipt of the annual validity payments. In November 2019, Macusani applied for injunctive relief on 32 concessions in a Court in Lima, Peru and was successful in obtaining such an injunction on 17 of the concessions including three of the four concessions included in the Macusani Uranium Project PEA. The grant of the Precautionary Measure (Medida Cautelar) has restored the title, rights and validity of those 17 concessions to Macusani until a final decision is obtained at the last stage of the judicial process. A Precautionary Measure application was made at the same time for the remaining 15 concessions and was ultimately granted by a Court in Lima, Peru on March 2, 2021 which has also restored the title, rights and validity of those 15 remaining concessions to Macusani, with the result being that all 32 concessions are now protected by Precautionary Measure (Medida Cautelar) until a final decision on this matter is obtained at the last stage of the judicial process. The favourable judge’s ruling confirming title to all 32 concessions from November 3, 2021 represents the final stage of the current judicial process. However, this ruling has recently been appealed by MINEM and INGEMMET. American Lithium has no assurance that the outcome of these appeals will be in the Company’s favour.